 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Marr, Daniel G. (Last) (First) (Middle) Suite 700 2500 Windy Ridge Parkway (Street) Atlanta, GA 30339 (City) (State) (Zip) U.S.	2. Issuer Name and Ticker or Trading Symbol Coca-Cola Enterprises Inc. CCE
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Senior Vice President and Chief Customer Officer
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 17, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/17/2003 (1)		A |	30,000 | A |	107,380	D
Common Stock					100	I	Custodian For Minor Children
Common Stock					10,907	I	By 401(k) and Supplement MESIP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Marr, Daniel G. - February 17, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
2003 Stock Option Award to Certain Executives	$20.7950	02/17/2003		M |	(A) 50,000	02/03/2004 (2) | 02/17/2013	Common Stock - 50,000		50,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: E. Liston Bishop III, Attorney-in-Fact for Daniel G. Marr 02-19-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

Marr, Daniel G. - February 17, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Coca-Cola Enterprises Inc. CCE

Form 4 - February 2003

Daniel G. Marr
Suite 700
2500 Windy Ridge Parkway
Atlanta, GA 30339
Explanation of responses:

(1)   This 2003 restricted stock award transaction was previously reported as having been made on 12/17/02, when in fact the award approval date was 02/17/2003.
(2)   One-third per year after one, two and three years, measured from grant date; or upon death, disability or retirement.

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